Ardagh Metal Packaging S.A. – Fourth Quarter and Full Year 2022 Results

Ardagh Metal Packaging S.A. (NYSE: AMBP) today announced results for the fourth quarter and year ended December 31, 2022.

	December 31, 2022	December 31, 2021 (1)	Change	Constant Currency

Fourth Quarter	($'m except per share data)
Revenue	1,076	1,087	(1%)	5%
Profit for the period	12	16
Adjusted EBITDA (2)	159	165	(4%)	1%
Earnings per share	0.02	0.03
Adjusted earnings per share (2)	0.05	0.11
Dividend per ordinary share	0.10

Full Year
Revenue	4,689	4,055	16%	22%
Profit/(loss) for the year	237	(210)
Adjusted EBITDA (2)	625	662	(6%)	(1%)
Earnings/(loss) per share	0.38	(0.39)
Dividend per ordinary share	0.40

Oliver Graham, CEO of Ardagh Metal Packaging, said:

“Our performance in Q4 was resilient as we navigated challenging market conditions, delivering 1% global shipment growth with equivalent growth in Adjusted EBITDA at constant currency. For the full year we delivered shipment growth of 5%, supported by our investment program, although softer-than-expected demand conditions resulted in fixed cost under-absorption. Into 2023 we have taken actions to drive double-digit earnings growth through volume increases, contract resets with our customers and disciplined cost and capacity management. Our investment program is largely complete, providing the strong foundation to capture secular growth for the sustainable beverage can and to generate positive adjusted free cash flow in 2023, and further meaningful improvement in cash generation beyond.”

●	Global beverage can shipments grew by 1% in the quarter, driven by growth of 3% in North America and 1% in Europe. Softer performance in Brazil resulted in modest growth vs. the prior year quarter overall in the Americas. Specialty can share increased to 48% in 2022 from 45% in the prior year, reflecting our investment program.
●	Adjusted EBITDA of $159 million for the quarter represented a 1% increase on a constant currency basis as the contribution from volume/mix, including from growth investments, was offset by higher costs.
●	In the Americas, Adjusted EBITDA advanced by 3% to $114 million as the contribution from volume/mix, including growth investments, offset higher operating and inflationary costs.
●	In Europe Adjusted EBITDA declined by 2% to $45 million as inflationary input cost headwinds - including metal premium valuation effects - and higher operating costs exceeded the contribution from higher shipments. Completed discussions with European customers and strengthened energy hedging positions, will support improved cost recovery and predictability in 2023.
●	Total liquidity of $970 million at December 31, 2022, including cash and cash equivalents of $555 million and an undrawn ABL facility of $415 million. Positive Adjusted Free Cash Flow generation anticipated in 2023, with a net working capital inflow and a reduction in growth capex to below $0.3 billion. Growth capex will further significantly reduce in 2024.
●	First quarter ordinary dividend of 10c announced, in line with guidance for an annual dividend of 40c per share.
●	Recognition of sustainability commitments, with a first standalone rating from CDP, achieving a leadership A- rating for water management and a B rating for climate change.
●	2023 outlook: shipment growth of mid to high single digits and full year 2023 Adjusted EBITDA growth of the order of 10%, weighted towards the second half of the year as our contracted inflation recovery and shipments accelerate. First quarter Adjusted EBITDA expected to be of the order of $130 million (Q1 2022: $145 million reported; $142m at constant currency).

1

Financial Performance Review

Bridge of 2021 to 2022 Revenue and Adjusted EBITDA

Three months ended December 31, 2022

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2021	455	632	1,087
Organic	46	6	52
FX translation	(63)	—	(63)
Revenue 2022	438	638	1,076

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2021	54	111	165
Organic	(1)	3	2
FX translation	(8)	—	(8)
Adjusted EBITDA 2022	45	114	159

2022 margin %	10.3%	17.9%	14.8%
2021 margin %	11.9%	17.6%	15.2%

Year ended December 31, 2022

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2021	1,838	2,217	4,055
Organic	335	509	844
FX translation	(210)	—	(210)
Revenue 2022	1,963	2,726	4,689

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2021	281	381	662
Organic	(49)	44	(5)
FX translation	(32)	—	(32)
Adjusted EBITDA 2022	200	425	625

2022 margin %	10.2%	15.6%	13.3%
2021 margin %	15.3%	17.2%	16.3%

2

Group Performance

Fourth Quarter

Group

Revenue of $1,076 million in the three months ended December 31, 2022 decreased by $11 million, or 1%, compared with $1,087 million in the same period last year. On a constant currency basis, revenue increased by 5%, mainly reflecting the pass through to customers of higher input costs.

Adjusted EBITDA decreased by $6 million, or 4%, to $159 million in the three months ended December 31, 2022, compared with $165 million in the same period last year. On a constant currency basis, Adjusted EBITDA increased by 1%, principally due to favorable volume/mix effects, which includes an impact of the Group’s growth investment program, partly offset by input cost headwinds and higher operating costs.

Americas

Revenue increased by 1% to $638 million in the three months ended December 31, 2022, compared with $632 million in the same period last year, principally reflecting the pass through of higher input costs, partly offset by unfavorable volume/mix effects.

Adjusted EBITDA for the quarter of $114 million increased by 3%, compared with $111 million in the same period last year, primarily driven by favorable volume/mix effects, which includes an impact of the Group’s growth investment program, partly offset by input cost headwinds and higher operating costs.

Europe

Revenue of $438 million decreased by 4% in the three months ended December 31, 2022, compared with $455 million in the same period last year. On a constant currency basis, revenue increased by 12%, principally due to the pass through of higher input costs and favorable volume/mix effects.

Adjusted EBITDA for the quarter of $45 million decreased by $9 million, or 17%, at actual exchange rates, and by 2% at constant currency, compared with $54 million in the same period last year. The decrease in Adjusted EBITDA was principally due to input cost headwinds and increased operating costs, which were partly offset by favorable volume/mix effects, which includes an impact of the Group’s growth investment program.

Full Year

Group

Revenue of $4,689 million in the year ended December 31, 2022 increased by $634 million, or 16%, compared with $4,055 million in 2021. On a constant currency basis, revenue increased by 22%, mainly reflecting the pass through to customers of higher input costs and strong volume/mix growth.

Adjusted EBITDA decreased by $37 million, or 6%, to $625 million in the year ended December 31, 2022, compared with $662 million in 2021. On a constant currency basis, Adjusted EBITDA decreased by 1%, principally due to input cost headwinds and increased operating costs, partly offset by favorable volume/mix effects, which includes an impact of the Group’s growth investment program.

Americas

Revenue increased by 23% to $2,726 million in the year ended December 31, 2022, compared with $2,217 million in 2021, principally reflecting the pass through of higher input costs and favorable volume/mix effects.

Adjusted EBITDA in the year ended December 31, 2022, of $425 million increased by 12%, compared with $381 million in 2021, primarily driven by favorable volume/mix effects, which includes an impact of the Group’s growth investment program, partly offset by increased operating costs.

Europe

Revenue of $1,963 million increased by 7% in the year ended December 31, 2022, compared with $1,838 million in 2021. On a constant currency basis, revenue increased by 21%, principally due to the pass through of higher input costs and favorable volume/mix effects.

Adjusted EBITDA for the year ended December 31, 2022, of $200 million decreased by $81 million, or 29%, at actual exchange rates, and by 20% at constant currency, compared with $281 million in 2021. The decrease in Adjusted EBITDA was principally due to input cost headwinds and increased operating costs, which were partly offset by favorable volume/mix effects, which includes an impact of the Group’s growth investment program.

3

Earnings Webcast and Conference Call Details

Ardagh Metal Packaging S.A. (NYSE: AMBP) will hold its fourth quarter 2022 earnings webcast and conference call for investors at 9.00 a.m. EST (2.00 p.m. GMT) on February 23, 2023. Please use the following webcast link to register for this call:

Webcast registration and access:

https://event.webcasts.com/viewer/event.jsp?ei=1570352&tp_key=becd3dae29

Conference call dial in:

United States/Canada: +1 800 239 9838
International: +44 330 165 4027
Participant pin code: 1990951

An investor earnings presentation to accompany this release is available at https://www.ardaghmetalpackaging.com/investors

About Ardagh Metal Packaging

Ardagh Metal Packaging (AMP) is a leading global supplier of infinitely recyclable, sustainable, metal beverage cans and ends to brand owners. A subsidiary of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas with innovative production capabilities. AMP operates 24 production facilities in nine countries, employing more than 6,300 employees and had sales of $4.7 billion in 2022.

For more information, visit https://www.ardaghmetalpackaging.com/investors

Forward-Looking Statements

This release contains "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts and are inherently subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this release. Certain factors that could cause actual events to differ materially from those discussed in any forward-looking statements include the risk factors described in Ardagh Metal Packaging S.A.’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the “SEC”) and any other public filings made by Ardagh Metal Packaging S.A. with the SEC. In addition, new risk factors and uncertainties emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual events to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking information presented herein is made only as of the date of this release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Non-IFRS Financial Measures

This release may contain certain financial measures such as Adjusted EBITDA, Adjusted operating cash flow, Adjusted free cash flow, net debt and ratios relating thereto that are not calculated in accordance with IFRS. Non-IFRS financial measures may be considered in addition to IFRS financial information, but should not be used as substitutes for the corresponding IFRS measures. The non-IFRS financial measures used by Ardagh Metal Packaging S.A. may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email: stephen.lyons@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +353 1 498 0300 / +353 87 2269345
Email: pwalsh@murraygroup.ie

4

Unaudited Consolidated Condensed Income Statement for the three months and year ended December 31, 2022 and 2021(1)

	Three months ended December 31, 2022			Three months ended December 31, 2021
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,076	—	1,076	1,087	—	1,087
Cost of sales	(940)	(20)	(960)	(932)	(14)	(946)
Gross profit	136	(20)	116	155	(14)	141
Sales, general and administration expenses	(42)	(6)	(48)	(43)	(2)	(45)
Intangible amortization	(33)	—	(33)	(36)	—	(36)
Operating profit	61	(26)	35	76	(16)	60
Net finance expense	(46)	22	(24)	(31)	(15)	(46)
Profit before tax	15	(4)	11	45	(31)	14
Income tax credit	(4)	5	1	(4)	6	2
Profit for the period	11	1	12	41	(25)	16

	Year ended December 31, 2022			Year ended December 31, 2021
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	4,689	—	4,689	4,055	—	4,055
Cost of sales	(4,096)	(67)	(4,163)	(3,409)	(30)	(3,439)
Gross profit	593	(67)	526	646	(30)	616
Sales, general and administration expenses	(189)	(23)	(212)	(176)	(242)	(418)
Intangible amortization	(138)	—	(138)	(151)	—	(151)
Operating profit	266	(90)	176	319	(272)	47
Net finance income/(expense)	(138)	218	80	(178)	(57)	(235)
Profit/(loss) before tax	128	128	256	141	(329)	(188)
Income tax charge	(36)	17	(19)	(39)	17	(22)
Profit/(loss) for the year	92	145	237	102	(312)	(210)

5

Unaudited Consolidated Condensed Statement of Financial Position (1)

	At December 31, 2022	At December 31, 2021
	$'m	$'m
Non-current assets
Intangible assets	1,473	1,662
Property, plant and equipment	2,390	1,842
Other non-current assets	94	160
	3,957	3,664
Current assets
Inventories	567	407
Trade and other receivables	509	512
Contract assets	239	182
Derivative financial instruments	38	97
Cash and cash equivalents	555	463
	1,908	1,661
TOTAL ASSETS	5,865	5,325

TOTAL EQUITY	455	286

Non-current liabilities
Borrowings including lease obligations	3,524	2,831
Other non-current liabilities*	422	808
	3,946	3,639
Current liabilities
Borrowings including lease obligations	68	56
Payables and other current liabilities	1,396	1,344
	1,464	1,400
TOTAL LIABILITIES	5,410	5,039
TOTAL EQUITY and LIABILITIES	5,865	5,325

* Other non-current liabilities include liabilities for earnout shares of $76 million at December 31, 2022 (December 2021: $292 million) and warrants of $7 million at December 31, 2022 (December 2021: $33 million).

6

Unaudited Consolidated Condensed Statement of Cash Flows (1)

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
	$'m	$'m	$'m	$'m
Cash flows from operating activities
Cash generated from operations (3)	382	336	322	611
Interest paid	(68)	(64)	(123)	(113)
Settlement of foreign currency derivative financial instruments	(25)	1	41	8
Income tax paid	(6)	(13)	(35)	(48)
Cash flows from operating activities	283	260	205	458

Cash flows used in investing activities
Capital expenditure	(182)	(259)	(595)	(686)
Purchase of business, net of cash acquired	–	(5)	–	(5)
Cash flows used in investing activities	(182)	(264)	(595)	(691)

Cash flows (used in)/from financing activities
Changes in borrowings	7	–	599	2,768
Deferred debt issue costs paid	(1)	(2)	(11)	(35)
Lease payments	(19)	(14)	(59)	(48)
Proceeds from preferred share issuance, net of costs	(1)	–	257	–
Dividends paid	(130)	–	(251)	–
Treasury shares purchased	–	–	(35)	–
Proceeds from ordinary shares issuance, net of costs	–	(9)	(1)	925
Net repayment of related party borrowings to Ardagh	–	(14)	–	(2,736)
Payment as part of capital reorganization	–	–	–	(574)
Cash received from Ardagh	–	–	–	206
Redemption premium and issuance costs paid	–	–	–	(52)
Net cash (outflow)/inflow from financing activities	(144)	(39)	499	454

Net (decrease)/increase in cash and cash equivalents	(43)	(43)	109	221

Cash and cash equivalents at beginning of period	583	496	463	257
Foreign exchange gains/(losses) on cash and cash equivalents	15	10	(17)	(15)
Cash and cash equivalents at end of period	555	463	555	463

Financial assets and liabilities

At December 31, 2022, the Group’s net debt and available liquidity was as follows:

	Drawn amount	Available liquidity
	$'m	$'m
Senior Secured Green and Senior Green Notes	3,263	—
Global Asset Based Loan Facility	—	415
Lease obligations	327	—
Other borrowings/credit lines	40	—
Total borrowings / undrawn facilities	3,630	415
Deferred debt issue costs	(38)	—
Net borrowings / undrawn facilities	3,592	415
Cash and cash equivalents	(555)	555
Net debt / available liquidity	3,037	970

7

Reconciliation of profit for the period to Adjusted profit for the period

	Three months	Three months
	ended December 31,	ended December 31,
	2022	2021
	$'m	$'m
Profit for the period as presented in the income statement	12	16
Less: Dividend on preferred shares	(5)	—
Profit for the period used in calculating earnings per share	7	16
Exceptional items, net of tax	(1)	25
Intangible amortization, net of tax	25	28
Adjusted profit for the period	31	69

Weighted average number of ordinary shares	597.6	603.3

Earnings per share	0.02	0.03

Adjusted earnings per share	0.05	0.11

Reconciliation of profit/(loss) for the period to Adjusted EBITDA

	Three months ended		Year ended
	December 31,		December 31,
	2022	2021	2022	2021 (1)
	$'m	$'m	$'m	$'m
Profit/(loss) for the period	12	16	237	(210)
Income tax (credit)/charge	(1)	(2)	19	22
Net finance expense/(income)	24	46	(80)	235
Depreciation and amortization	98	89	359	343
Exceptional operating items	26	16	90	272
Adjusted EBITDA	159	165	625	662

Reconciliation of Adjusted EBITDA to Adjusted operating cash flow and Adjusted free cash flow

	Three months ended		Year ended
	December 31,		December 31,
	2022	2021	2022	2021 (1)
	$'m	$'m	$'m	$'m
Adjusted EBITDA	159	165	625	662
Movement in working capital	243	209	(202)	16
Maintenance capital expenditure	(35)	(25)	(109)	(88)
Lease payments	(19)	(14)	(59)	(48)
Adjusted operating cash flow	348	335	255	542
Interest paid	(68)	(64)	(123)	(113)
Settlement of foreign currency derivative financial instruments	(25)	1	41	8
Income tax paid	(6)	(13)	(35)	(48)
Adjusted free cash flow - pre Growth Investment capital expenditure	249	259	138	389
Growth investment capital expenditure	(147)	(234)	(486)	(598)
Adjusted free cash flow	102	25	(348)	(209)

8

Related Footnotes

(1) For information related to and including the period prior to April 1, 2021, please refer to the Annual Report on Form 20-F for the year ended December 31, 2021, and filed with the U.S. Securities and Exchange Commission on March 4, 2022, which is available at https://www.ardaghmetalpackaging.com/investors

(2) For a reconciliation to the most comparable IFRS measures, see Page 8.

(3) Cash from operations for the three months and year ended December 31, 2022, is derived from the aggregate of Adjusted EBITDA as presented on Page 8, working capital inflows of $243 million (year ended: outflows of $202 million) and other exceptional cash outflows of $20 million (year ended: $101 million). Cash from operations for the three months and year ended December 31, 2021, is derived from the aggregate of Adjusted EBITDA as presented on Page 8, working capital inflows of $209 million (year ended: inflows of $16 million) and other exceptional cash outflows of $38 million (year ended: $67 million).

9